

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

May 16, 2017

<u>Via E-Mail</u>
Matias I. Gaivironsky
Chief Financial Officer
IRSA Inversiones y Representaciones Sociedad Anónima
Moreno 877 24th Floor
Buenos Aires, Argentina

> **Re: IRSA Inversiones y Representaciones Sociedad Anónima**
> **Form 20-F for the fiscal year ended June 30, 2016**
> **Filed November 1, 2016**
> **File No. 001-13542**

Dear Mr. Gaivironsky:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
 Commodities